Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Seacoast Banking Corporation of Florida:

In connection with amendment No. 2 to the Form S-4 registration statement filed by Seacoast Banking Corporation of Florida and subsidiaries (the Company), we consent to the use of our report dated March 17, 2014, with respect to the consolidated balance sheet of the Company as of December 31, 2013, and the related consolidated statements of income, comprehensive income (loss), cash flows, and shareholders’ equity for each of the years in the two-year period ended December 31, 2013, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

January 15, 2016

Miami, Florida

Certified Public Accountants